SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

CORPORATE EVENTS CALENDAR – 2020

Company Name	GOL LINHAS AÉREAS INTELIGENTES S.A.
Central Office Address	Praça Comandante Linneu Gomes, s/n, Portaria 3, Prédio 24, parte, Jardim Aeroporto CEP 04626-020 – São Paulo - SP
Internet Site	www.voegol.com.br/ri
Director of Investor Relations	Name: Richard Freeman Lark Jr.
E-mail:ri@voegol.com.br
Telephone: (55 11) 2128-4700
Fax: (55 11) 5098-7888
Responsible for Investor Relations Area	Name: Richard Freeman Lark Jr.
E-mail: ri@voegol.com.br
Telephone: (55 11) 2128-4700
Fax: (55 11) 5098-7888
Publications (and locality) in which its corporate documents are published	Valor Econômico (São Paulo) Diário Oficial do Estado de São Paulo
Material Fact or Act Websites Disclosure	Portal Valor Econômico - www.valor.com.br/valor-ri Portal NEO1 - www.portalneo1.net
The Company is bound to submit all matters of arbitration to the Market Arbitration Chamber, pursuant to the Arbitration Clause of the Company’s Bylaws.

Annual Financial Statements and Consolidated Financial Statements, when applicable, related to the fiscal year ended on 12/31/2019
EVENT	DATE
Accessible to Stockholders	02/28/2020
Submission to B3	02/28/2020
Publication	03/02/2020

Standardized Financial Statement (DFP), related to the fiscal year ended on 12/31/2019
EVENT	DATE
Submission to B3	02/28/2020

Annual Financial Statements and Consolidated Financial Statements, when applicable, according to international standards, related to the fiscal year ended on 12/31/2019
EVENT	DATE
Submission to B3	02/28/2020

Cash Payments from net income from the fiscal year ended on 12/31/2019
Event	Event Date	Amount (R$)	Amount per share Common and Preferred	Date
ON/PN
-	-	-	-	-

Reference Form for the ongoing fiscal year
EVENT				DATE
Submission to B3				05/29/2020

Quarterly Financial Statements – ITR

EVENT	DATE
Submission to B3
Related to the 1st quarter 2020	05/04/2020
Related to the 2nd quarter de 2020	07/31/2020
Related to the 3rd quarter de 2020	10/30/2020

Quarterly Financial Statements in English or in accordance with international standards

EVENT	DATE
Submission to B3
Related to the 1st quarter 2020	05/04/2020
Related to the 2nd quarter de 2020	07/31/2020
Related to the 3rd quarter de 2020	10/30/2020

Annual and Extraordinary Shareholders’ Meeting

EVENT	DATE
Publication of the Call Notice	03/16/2020 03/17/2020 03/18/2020
Submission of the Call Notice to B3	03/16/2020
Submission of the Administrative Proposal to B3	03/16/2020
Annual and Extraordinary Shareholders’ Meeting	04/16/2020
Filing of the main resolutions of the Annual and Extraordinary Shareholders’ Meeting to B3	04/16/2020
Submission of the Minutes of the Annual and Extraordinary Shareholders’ Meeting to B3	04/16/2020

Public Meetings with Analysts

EVENT	DATE
Public Meeting with Analysts and Investors – Audio and presentation will be available in the Investor Relations website: www.voegol.com.br/ri	01/09/2020

Conference Call to discuss quarterly results in (IFRS)

EVENT	DATE
Conference Call to discuss the 4th quarter and fiscal year of 2019 financial results	02/20/2020
Conference Call to discuss the 1st quarter 2020 financial results	05/04/2020
Conference Call to discuss the 2nd quarter 2020 financial results	07/31/2020
Conference Call to discuss the 3rd quarter 2020 financial results	10/30/2020

Board of Directors’ Meetings
EVENT	DATE
Board of Directors’ Meeting - 4th quarter 2019 financial results and Approval of Documents for the 2020 Annual General Meeting	02/28/2020
Filing of the main resolutions of the Board of Directors’ Meeting to B3	02/28/2020
Submission of the Minutes of Board of Directors’ Meeting to B3	02/28/2020
EVENT	DATE
Board of Directors’ Meeting - 1st quarter 2020 financial results	04/30/2020
Filing of the main resolutions of the Board of Directors’ Meeting to B3	04/30/2020
Submission of the Minutes of Board of Directors’ Meeting to B3	04/30/2020
EVENT	DATE
Board of Directors’ Meeting - 2nd quarter 2020 financial results	07/30/2020
Filing of the main resolutions of the Board of Directors’ Meeting to B3	07/30/2020
Submission of the Minutes of Board of Directors’ Meeting to B3	07/30/2020
EVENT	DATE
Board of Directors’ Meeting - 3rd quarter 2020 financial results	10/29/2020
Filing of the main resolutions of the Board of Directors’ Meeting to B3	10/29/2020
Submission of the Minutes of Board of Directors’ Meeting to B3	10/29/2020
EVENT	DATE
Board of Directors’ Meeting - 2021 Budget	11/19/2019
Filing of the main resolutions of the Board of Directors’ Meeting to B3	11/19/2019
Submission of the Minutes of Board of Directors’ Meeting to B3	11/19/2019

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 15, 2020

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.